

May 10, 2012

Via E-mail
Andrea Clark
Chief Executive Officer and President
Health Revenue Assurance Holdings, Inc.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida 33322

> **Re: Health Revenue Assurance Holdings, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed April 27, 2012**
> **File No. 333-173039**

Dear Ms. Clark:

We have reviewed your amended Form 8-K and response letter filed on April 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose, in the beginning of your filing that you are an emerging growth company and revise your filing to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Exhibit 99.1
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2 – Summary of Significant accounting policies
Revenue Recognition, page F-8

2. We acknowledge your response to prior comment 16. It is unclear from your revised disclosure how you applied the general principles of revenue recognition outlined in FASB Statement of Financial Accounting Concepts (CON) 5, R*ecognition and Measurement in Financial Statements of Business Enterprises*, and SEC Staff Accounting Bulletin (SAB) 104, *Revenue Recognition* to your medical coding and audit services revenues. Please revise your policy disclosures to clarify. SAB 104 requires you to meet the following criteria in satisfying the principles of CON 5, which stipulate that revenue must be earned and either realized or realizable before it can be recognized:
   - Persuasive evidence of an arrangement exists.
   - Delivery has occurred or services have been rendered.
   - The seller's price to the buyer is fixed or determinable.
   - Collectibility is reasonably assured.

3. Disclose the types of contracts you use, for example, fixed fee, etc and how long the planning phase typically lasts. Also indicate how much time typically passes between phases. Demonstrate how recognizing 50% of the contract value at the completion of the planning phase complies with generally accepted accounting principles. Also explain if, and how, you considered the appropriateness of: 1) the proportional performance model of revenue recognition and, 2) recognizing revenue as services are rendered and why you concluded not to use either of those methods.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director